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BRASKEM
                                   BRASKEM S.A
      NATIONAL REGISTRY OF LEGAL ENTITIES (C.N.P.J.) No. 42.150.391/0001-70
                     COMMERCIAL REGISTRY (NIRE) 29300006939
             MINUTES OF THE 489th MEETING OF THE BOARD OF DIRECTORS

                              HELD ON JUNE 30, 2004


On June 30, 2004, at 2:00 p.m., at the Company's headquarters located at Avenida das Nacoes Unidas, no. 4,777, 05477-000, Sao Paulo/SP, the 489th (four hundred and eighty-ninth) Meeting of the Board of Directors of BRASKEM S.A. was held, attending the undersigned members of the Board of Directors. Also attending the meeting were the President Jose Carlos Grubisich Filho, Executive Officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, the Secretary of the Board of Directors Mr. Nelson Raso and Dra. Ana Patricia Soares Nogueira served as Secretary. The President of the Board of Directors Pedro Augusto Ribeiro Novis acted as Chairman of the meeting and Dra. Ana Patricia Soares Nogueira acted as Secretary. AGENDA: I) Matters for Deliberation: 1) DELIBERATION
PROPOSALS: upon review of the respective subjects, the following Deliberation Proposals ("DP") were unanimously approved, having been previously submitted by the Board of Executive Officers to the members of the Board of Directors, as provided in its Internal Rules, copies of which were duly filed at the Company's headquarters: a) PD.CA/BAK-14/2004 - Financing transaction to be entered into with Banco do Nordeste do Brasil S.A. ("BNB"), authorizing the Board of Executive Officers to: (i) enter into a financing transaction with BNB, for the approximate amount of R$153,000,000.00 (one hundred and fifty-three million reais); (ii) grant a first and second mortgage on the Chloro-Soda and PVC petrochemical plants, located in Camacari, BA, and Sao Paulo, SP, respectively; and (iii) perform all actions required for the entering into the above-described financing transaction and the granting of the above-described mortgages, including the granting of additional collateral; II) Closing of the Minutes:
With no other matters to discuss, these minutes were drafted and, after being read, discussed and found comforming, were signed by all present Board Members, the Vice-President and the Secretary of the Meeting. Sao Paulo/SP, June 30, 2004. (Signatures: Pedro Augusto Ribeiro Novis - President; Dra. Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; Andre Tapajos Cunha; Carlos Alberto de Meira Fontes; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet; Newton Sergio de Souza).

          I certify that this is a copy of the original recorded on specific book.


                  ____/s/ Dra. Ana Patricia Soares Nogueira___

                        Dra. Ana Patricia Soares Nogueira
                                    Secretary




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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
42810-000 - Tel.(71) 632.5102 Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(0) 309, 13(0) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax
(21)233.0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial
Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088 Sao Paulo/SP - Av. das
Nacoes Unidas, 4777 - CEP. 05.477-000 - Tel. (11) 3443 9000